As filed with the Securities and Exchange Commission on June 25, 1999
=====================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
        SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


(Mark One)

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from         to
                               -------    -------
Commission file number: 1-9044

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          DUKE REALTY 401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       DUKE REALTY INVESTMENTS, INC.
                    8888 KEYSTONE CROSSING, SUITE 1200
                        INDIANAPOLIS, INDIANA 46240

                          DUKE REALTY 401(k) PLAN

                         Financial Statements with
                          Supplemental Schedules

                        December 31, 1998 and 1997



                (With Independent Auditors' Report Thereon)

                          DUKE REALTY 401(k) PLAN

                        December 31, 1998 and 1997

                                   Index

                                                         Page
                                                         -----
Independent Auditors' Report                               1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits     2

  Statements of Changes in Net Assets Available for
    Plan Benefits                                          3

  Notes to Financial Statements                           4-9

                                                      Schedule
                                                      ---------
Item 27a - Schedule of Assets Held for
             Investment Purposes                           1

Item 27d - Schedule of Reportable Transactions             2

INDEPENDENT AUDITORS' REPORT
----------------------------
The Employee Benefits Committee
DUKE REALTY 401(K) PLAN:

We have audited the accompanying statements of net assets available for plan benefits of Duke Realty 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Duke Realty 401(k) Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Indianapolis, Indiana
May 19, 1999

                          DUKE REALTY 401(k) PLAN

           Statements of Net Assets Available for Plan Benefits

                        December 31, 1998 and 1997

                                   1998                1997
                                   ----                ----
Assets held by Trustee:
 Investments, at fair value:
 Collective trust             $ 1,612,244         $   785,048
 Mutual funds                   9,959,324           9,321,045
 Common stock                   6,901,480           5,510,086
 Loans to participants            441,324             380,033

 Cash held for investment          10,078               8,921

Contributions receivable:
 Participants                      91,449              57,847
 Employer                          46,456              18,160
                               ----------          ----------
 NET ASSETS AVAILABLE FOR
  PLAN BENEFITS               $19,062,355         $16,081,140
                               ==========          ==========

              See accompanying notes to financial statements.

                          DUKE REALTY 401(k) PLAN

      Statements of Changes in Net Assets Available for Plan Benefits

                  Years ended December 31, 1998 and 1997


                                                 1998             1997
                                                 ----             ----
Additions to net assets:
 Contributions:
  Participants' salary deferral            $ 1,689,108    $ 1,168,846
  Employer matching of salary deferral         759,348        382,026
  Employer discretionary contribution          495,187              -
  Participants' rollover                       855,218        342,847
                                            ----------     ----------
                                             3,798,861      1,893,719
                                            ----------     ----------
 Investment income:
  Net appreciation (depreciation) in
   fair value of investments                  (667,256)     1,645,286
 Interest and dividends                        930,506      1,070,957
                                            ----------     ----------
                                               263,250      2,716,243
                                            ----------     ----------
  Total additions                            4,062,111      4,609,962
                                            ----------     ----------

Deductions from net assets:
 Benefits paid to participants              1,075,649      1,151,322
 Administrative fees                            5,247              -
                                           ----------     ----------
  Total deductions                          1,080,896      1,151,322
                                           ----------     ----------
  Net increase                              2,981,215      3,458,640

Net assets available for plan benefits:
 Beginning of year                         16,081,140     12,622,500
                                           ----------     ----------
 End of year                              $19,062,355    $16,081,140
                                           ==========     ==========

              See accompanying notes to financial statements.

                          DUKE REALTY 401(k) PLAN

                       Notes to Financial Statements

(1)  DESCRIPTION OF PLAN
     -------------------
     The following description of the Duke Realty 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     -------
     The Plan is a defined contribution plan sponsored by Duke Realty Services Limited Partnership (the Employer) covering all full-time employees who have completed one-half year of service as defined by the Plan and are age 21 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions
     -------------
     Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. Each year the Employee Benefits Committee (the Committee) fixes the minimum and maximum percent that may be contributed, not to exceed 15% of the participants' compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Employer matches participant contributions annually up to 3% of total compensation (2% prior to January 1998, with a $500 minimum). The Employer matching contribution is limited to the participant's first $160,000 of compensation, and the contribution is invested in the common stock of Duke Realty Investments, Inc., the parent of the general partner of the Employer.

     The Employer may also make discretionary contributions of a portion of its profits to the Plan to be invested in the common stock of Duke Realty Investments, Inc.

     Participants Accounts
     ---------------------
     Each participant's account is credited with the participant's contribution, the Employer matching contribution, allocations of the Employer's profit sharing contribution (when applicable), Plan earnings, and forfeitures of terminated participants' non-vested accounts upon the distribution of the vested portion of their accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                          DUKE REALTY 401(k) PLAN

                       Notes to Financial Statements

     Vesting
     -------
     Participants are immediately vested in elective salary reduction contributions, Employer matching contributions and the actual earnings thereon. Vesting in both the profit sharing contribution and forfeiture allocation and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service (after three years prior to January 1998) and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service (seven years prior to January 1998).

     Benefits
     --------
     When a distribution is made upon termination of service or retirement, a participant's vested account balance is to be distributed in a lump-sum payment within 60 days after completion of the Plan valuation date for the period in which the event giving rise to the distribution occurred.

     Forfeitures
     -----------
     Participants who terminate employment and receive distribution of the vested portion of their profit sharing account forfeit any non-vested portion of their account. These forfeitures are allocated to other participants in the same manner as the profit sharing contributions.

     Effective January 1999, forfeitures will be used to reduce the employer matching contributions.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------
     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of commitments at the date of financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     Basis of Accounting
     -------------------
     The Plan's financial statements are prepared on the accrual basis of accounting.

                          DUKE REALTY 401(k) PLAN

                       Notes to Financial Statements

     Investment Valuation
     --------------------
     Mutual fund and common stock investments are stated at fair market value as determined by quoted market prices. The collective trust investments are stated at fair market value as reported by the trustee. Loans to participants are stated at the loaned amount and approximate fair value because the interest rates charged approximate current market rates. Purchases and sales of securities are recorded on a trade-date basis.

     Administrative Expenses
     -----------------------
     Trustee fees and other expenses, except participant loan fees, are paid directly by the Employer.

     Tax Status
     ----------
     The Internal Revenue Service issued a determination letter on October 28, 1997 stating that the Plan qualifies for tax exempt status under the applicable provisions of the Internal Revenue Code. The Plan has since been amended. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Thus, contributions to the Plan and earnings thereon should not be taxable to a participant until distributed to the participant.

(3)  PLAN TERMINATION
     ----------------
     Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)  YEAR 2000
     ---------
     The Plan could be adversely affected if the computer systems and those of service providers used by the Plan or the Trustee do not properly process and calculate date related information from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Company is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain satisfactory assurances that comparable steps are being taken by each of the Plan's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any material adverse effect on the Plan's activities and, accordingly, its net assets available for benefits and changes therein.

                          DUKE REALTY 401(k) PLAN

                       Notes to Financial Statements

(5)  INVESTMENTS
     -----------
     Merrill Lynch Trust Company serves as trustee of the Plan. The following individual investments comprise at least five percent of the fair market value of net assets available for plan benefits as of December 31:

                                                      1998         1997
                                                      ----         ----
AIM Constellation Fund                           $    3,240     $1,691,366
Merrill Lynch Capital Fund, Inc. Class D Shares   4,258,051      4,265,251
Merrill Lynch Growth Fund Class D Shares              3,050      2,047,196
Templeton Foreign Fund                               10,747        941,742
GAM International Fund                              957,492              -
Pimco Mid-Cap Growth Fund Class A Shares          2,072,895              -
Massachusetts Investors Trust                     2,098,329              -
Duke Realty Investments, Inc.                     6,901,480      5,510,086

(6)  CASH HELD FOR INVESTMENT
     ------------------------
     Cash held for investment primarily represents contributions received by Merrill Lynch, but not yet invested in the respective funds. The cash held for investment is maintained in an interest bearing account until it is transferred into the appropriate directed fund.

(7)  LOANS
     -----
     Participant loans are limited to the lesser of $50,000 or 50% of the participant's contributed account balance (vested account balance prior to August 1997). Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the commercial lending rates.

(8)  BENEFITS PAYABLE
     ----------------
     At December 31, 1998 and 1997, there were no benefits payable to participants.

(9)  PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------
     The following investment funds are sponsored by the Trustee:
     Retirement Preservation Trust, Equity Index Trust, Capital Fund, Inc. Class D Shares, and Growth Fund Class D Shares. In addition, investments are made in the common stock of Duke Realty Investments, Inc. which is the parent of the general partner of the Employer.
                                    -7-

                          DUKE REALTY 401(k) PLAN

                       Notes to Financial Statements

(10)  NET ASSETS BY FUND
     ------------------

     Net assets of the Plan by fund as of December 31, 1998 follow:

                                        Participant-Directed
                  --------------------------------------------------------------
                                              ML Capital
                  AIM Con-    Oppenheimer     Fund Inc.     ML Growth  Templeton
                  stellation  Strategic Inc.  Inc. Class    Fund Class Foreign
                  Fund        Fund            D Shares      D Shares   Fund
                  ----------  -------------   ------------  ---------- ---------
Investments held
 by Trustee

Collective trust  $        -    $      -      $        -    $        - $      -
Mutual funds           3,240     261,910       4,258,051         3,050   10,747
Common stock               -           -               -             -        -
Loans to
 participants              -           -               -             -        -
Cash held for
 investment                -           -               -             -        -
                   ---------     -------       ---------     ---------  -------
                       3,240     261,910       4,258,051         3,050   10,747
Contributions
 receivable                -       3,684          10,345             -        -
                   ---------     -------       ---------     ---------  -------
 NET ASSETS
  AVAILABLE
  FOR PLAN
  BENEFITS        $    3,240    $265,594      $4,268,396    $    3,050 $ 10,747
                   =========     =======       =========     =========  =======

Net assets of the Plan by fund as of December 31, 1997 follow:
                                        Participant-Directed
                  --------------------------------------------------------------
                                             ML Capital
                  AIM Con-    Oppenheimer    Fund, Inc.     ML Growth  Templeton
                  stellation  Strategic Inc. Class          Fund Class Foreign
                  Fund        Fund           D Shares       D Shares   Fund
                  ----------  -------------- -------------  ---------- ---------

Investments held
 by Trustee

Collective trust  $        -     $      -    $        -     $        - $      -
Mutual funds       1,691,366      266,228     4,265,251      2,047,196  941,742
Common stock               -            -             -              -        -
Loans to
 participants              -            -             -              -        -
Cash held for
 investment                -            -             -              -        -
                   ---------      -------     ---------      ---------  -------
                   1,691,366      266,228     4,265,251      2,047,196  941,742
Contributions
 receivable           13,517        2,226         8,138         11,774    6,577
                   ---------      -------     ---------      ---------  -------
 NET ASSETS
  AVAILABLE
  FOR PLAN
  BENEFITS        $1,704,883     $268,454    $4,273,389     $2,058,970 $948,319
                   =========      =======     =========      =========  =======

Net assets of the Plan by Fund as of December 31, 1998 follows:

                                        Participant-Directed
                    ------------------------------------------------------------
                                                                      GAM Inter-
                                ML Retirement ML Equity  Munder       national
                    Stock       Preservation  Index      Small Co.    Fund Class
                    Fund        Trust         Trust      Growth Fund  A Shares
                    ----------  ------------  ---------  -----------  ----------
Investments held
 by Trustee

Collective trust    $        -    $912,033     $700,211   $      -     $      -
Mutual funds                 -           -            -    293,610      957,492
Common stock         2,271,838           -            -          -            -
Loans to
 participants                -           -            -          -            -
Cash held for
 investment                  -      10,078            -          -            -
                     ---------     -------      -------    -------      -------
                     2,271,838     922,111      700,211    293,610      957,492
Contributions
 receivable             12,309       2,953       11,274      7,456        9,329
                     ---------     -------      -------    -------      -------
 NET ASSETS
  AVAILABLE
  FOR PLAN
  BENEFITS          $2,284,147    $925,064     $711,485   $301,066     $966,821
                     =========     =======      =======    =======      =======

Net assets of the Plan by fund as of December 31, 1997 follow:

                                     Participant-Directed
                    ------------------------------------------------------------
                                                                      GAM Inter-
                                ML Retirement  ML Equity Munder       national
                    Stock       Preservation   Index     Small Co.    Fund Class
                    Fund        Trust          Trust     Growth Fund  A Shares
                    ----------  ------------   -------   -----------  ----------

Investments held
 by Trustee:

Collective trust    $        -    $663,762    $121,286   $      -     $       -
Mutual Funds                 -           -           -    109,262             -
Common Stock         1,906,021           -           -          -             -
Loans to
 participants                -           -           -          -             -
Cash held for
 investment                  -       8,921           -          -             -
                     ---------     -------     -------    -------        ------
                     1,906,021     672,683     121,286    109,262             -
Contributions
 receivable             11,170       2,193       1,391        861             -
                     ---------     -------     -------    -------        ------
 NET ASSETS
  AVAILABLE
  FOR PLAN
  BENEFITS          $1,917,191    $674,876    $122,677   $110,123       $     -
                     =========     =======     =======    =======        ======


   Net assets of the Plan by fund as of December 31, 1998 follow:

                       Participant-Directed            Non-Participant Directed
                    -----------------------------      ------------------------
                    Pimco Mid-
                    Cap Growth   Mass.
                    Fund Class   Investors   Loan      Stock
                    A Shares     Trust       Fund      Fund        Total
                    -----------  ---------   --------  --------    -------
Investments held
by Trustee

 Collective trust   $        -   $        -  $      -  $         -  $ 1,612,244
 Mutual funds        2,072,895    2,098,329         -            -    9,959,324
 Common stock                -            -         -    4,629,642    6,901,480
 Loans to
  participants               -            -   441,324            -      441,324
 Cash held for
  investment                 -            -         -            -       10,078
                     ---------    ---------   -------    ---------   ----------
                     2,072,895    2,098,329   441,324    4,629,642   18,924,450
Contributions
 receivable             16,938       17,161         -       46,456      137,905
                     ---------    ---------   -------    ---------   ----------
 NET ASSETS
  AVAILABLE
  FOR PLAN
  BENEFITS          $2,089,833   $2,115,490  $441,324   $4,676,098  $19,062,355
                     =========    =========   =======    =========   ==========

 Net assets of the Plan by fund as of December 31, 1997 follow:

                       Participant-Directed            Non-Participant Directed
                    ---------------------------------   ------------------------
                    Pimco Mid-
                    Cap Growth   Mass.
                    Fund Class   Investors    Loan      Stock
                    A Shares     Trust        Fund      Fund         Total
                    -----------  ---------  ---------   -----------  -----------
Investments held
by Trustee

 Collective trust   $        -   $        -  $      -   $        -  $   785,048
 Mutual funds                -            -         -            -    9,321,045
 Common stock                -            -         -    3,604,065    5,510,086
 Loans to
  participants               -            -   380,033            -      380,033
 Cash held for
  investment                 -            -         -            -        8,921
                     ---------    ---------   -------    ---------   ----------
                             -            -   380,033    3,604,065   16,005,133
Contributions
 receivable                  -            -         -       18,160       76,007
                     ---------    ---------   -------    ---------    ---------
 NET ASSETS
  AVAILABLE
  FOR PLAN
  BENEFITS          $        -   $        -  $380,033   $3,622,225  $16,081,140
                     =========    =========   =======    =========   ==========

                                 -    8 -

                          DUKE REALTY 401(k) PLAN

                       Notes to Financial Statements

(11) INVESTMENT FUND CHANGES
     -----------------------
     A summary of changes in plan assets by fund for the year ended December 31, 1998 follows:

                                        Participant-Directed
              ----------------------------------------------------------------
                                        ML Capital
              AIM Con-     Oppenheimer  Fund, Inc.  ML Growth    Templeton
              stellation   Strategic    Class       Fund Class   Foreign
              Fund         Inc. Fund    D Shares       D Shares     Fund
              ----------   ----------   -------------  ----------   ---------
Plan assets
 at December
 31, 1997    $ 1,704,883    $268,454    $4,273,389     $ 2,058,970  $ 948,319
Additions:
 Participants'
  salary
  deferrals      216,893      55,787       196,641         225,372    131,732
 Employer
  matching             -           -             -               -          -
 Participants'
  rollover        83,001      41,705        84,907          97,547     26,692
 Employer
  discretionary
  contribution         -           -             -               -          -
 Loan repayments  20,010       6,117        21,577          24,755     17,531
 Interest and
  dividends           76      28,460       256,295          14,597        740
 Net appreciation
  (depreciation)
  in fair value
  of
  investments   (187,892)    (24,418)       (9,464)       (679,879)  (173,926)
               ---------     -------     ---------       ---------    -------
 Total
  additions      132,088     107,651       549,956        (317,608)     2,769
               ---------     -------     ---------       ---------    -------
Deductions:
 Benefits
  paid to
  parti-
  cipants        (51,063)     (9,870)     (362,172)        (57,534)   (22,160)
 Administrative
  fees                 -           -             -               -          -
 Loans           (18,734)     (2,983)      (34,868)        (36,983)    (7,190)
               ---------     -------     ---------       ---------    -------
 Total
  deductions     (69,797)    (12,853)     (397,040)        (94,517)   (29,350)
Transfers
 between
 funds        (1,763,934)    (97,658)     (157,909)     (1,643,795)  (910,991)
               ---------     -------     ---------       ---------    -------
Plan assets
 at December
 31, 1998     $    3,240    $265,594    $4,268,396      $    3,050   $ 10,747
               =========     =======     =========       =========    =======


                                        Participant-Directed
                       ------------------------------------------------------------------
                                   ML Retirement  ML Equity   Munder       GAM Inter-
                       Stock       Preservation   Index       Small Co.    national Fund
                       Fund        Trust          Trust       Growth Fund  Class A Shares
                       ----------  ------------   ----------  -----------  --------------
Plan assets at
 December 31, 1997     $1,917,191   $674,876      $  122,677   $  110,123  $      -
Additions:
 Participants' salary
  deferrals               270,111     45,116         135,895      123,221     63,288
 Employer matching              -          -               -            -          -
 Participants'
  rollover                 82,578     (1,809)        198,192      108,685     34,053
 Employer discretionary
  contribution                  -          -               -            -          -
 Loan repayments           26,708      8,998           2,727           94      5,998
 Interest and dividends   133,952     44,010               -       15,715          1
 Net appreciation
  (depreciation) in
  fair value of
  investments             (44,797)         -          86,642      (29,505)    (3,512)
                        ---------    -------       ---------      -------    -------
 Total additions          468,552     96,315         423,456      218,210     99,828
                        ---------    -------       ---------      -------    -------
Deductions:
 Benefits paid
  to participants        (156,139)   (40,101)         (8,944)      (7,447)    (8,706)
 Administrative fees            -     (5,247)              -            -           -
 Loans                    (99,276)   (11,946)        (13,462)      (1,714)    (3,480)
                        ---------    -------         -------      -------    -------
 Total deductions        (255,415)   (57,294)        (22,406)      (9,161)   (12,186)
Transfers between funds   153,819    211,167         187,758      (18,106)   879,179
                        ---------    -------         -------      -------    -------
Plan assets at
 December 31, 1998     $2,284,147   $925,064        $711,485     $301,066   $966,821
                        =========    =======         =======      =======    =======

                            Participant-Directed           Non-Participant Directed
                       --------------------------------    ------------------------
                       Pimco Mid-    Mass.
                       Cap Growth    Investors  Loan        Stock
                       Fund Class    Trust      Fund        Fund        Total
                       A Shares
                       -----------   ---------  --------    --------   -------

Plan assets at
 December 31, 1997     $        -    $      -   $380,033   $3,622,225  $16,081,140
Additions:
 Participants'
  salary deferrals        114,578     110,474          -            -    1,689,108
 Employer matching              -           -          -      759,348      759,348
 Participants'
  rollover                 45,321      54,346          -            -      855,218
 Employer
  discretionary
  contribution                  -          -           -      495,187      495,187
 Loan repayments            8,239      9,132    (180,501)      28,615            -
 Interest and dividends    96,429     89,629      35,344      215,258      930,506
 Net appreciation
  (depreciation) in
  fair value of
  investments             304,326    269,985           -     (174,816)    (667,256)
                        ---------    -------     -------    ---------   ----------
Total additions           568,893    533,566    (145,157)   1,323,592    4,062,111
                        ---------    -------     -------    ---------   ----------
Deductions:
 Benefits paid
  to participants         (18,503)   (20,293)    (38,344)    (274,373)  (1,075,649)
 Administrative fees            -          -           -            -       (5,247)
 Loans                     (8,306)    (5,850)    244,792            -            -
                        ---------    -------     -------    ---------   ----------
 Total deductions         (26,809)   (26,143)    206,448     (274,373)  (1,080,896)
 Transfers between
  funds                 1,547,749  1,608,067           -        4,654            -
                        ---------  ---------     -------    ---------   -----------
Plan assets at
 December 31, 1998     $2,089,833 $2,115,490    $441,324   $4,676,098  $19,062,355
                        =========  =========     =======    =========   ==========

                                   - 9 -

                                                                    Schedule 1
                                                                    ----------
                          DUKE REALTY 401(k) PLAN

        Item 27a - Schedule of Assets Held for Investment Purposes

                             December 31, 1998

Identity                 Description of Investment    Shares      Cost       Current Value
-----------------------  -------------------------    ---------   --------   -------------
Collective trusts:
* Merrill Lynch          ML Retirement Preservation
                          Trust                       912,033     $  912,033 $  912,033
* Merrill Lynch          ML Equity Index Trust          8,344        618,486    700,211
                                                      -------      ---------   ---------
                                                      920,377      1,530,519   1,612,244
                                                      =======      =========   =========
Mutual funds:
* Merrill Lynch          ML Capital Fund, Inc.
                          Class D Shares              123,925      3,792,146   4,258,051
* Merrill Lynch          ML Growth Fund Class
                          D Shares                        142          2,960       3,050
  Oppenheimer Family     Oppenheimer Strategic
   of Funds               Inc. Fund                    57,186        277,114     261,910
  AIM Family of Funds    AIM Equity Constellation
                          Fund                            106          3,011       3,240
  Templeton Family       Templeton Foreign Fund
   of Funds                                             1,281         10,837      10,747
  Munder Family          Munder Small Company
   of Funds               Growth Fund                  16,787        322,955     293,610
 GAM Family of Funds     GAM International Fund
                          Class A Shares               31,938        958,381     957,492
 Pimco Family of Funds   Pimco Mid-Cap Growth
                          Class A Shares               90,244      1,793,849   2,072,895
 MFS Family of Funds     Massachusetts
                          Investors Trust             103,621      1,832,447   2,098,329
                                                      -------      ---------   ---------
                                                      425,230     $8,993,700  $9,959,324
                                                      =======      =========   =========
Common stock:
* Duke Realty
   Investments, Inc.     Common stock                 296,838     $5,542,281  $6,901,480
                                                      =======      =========   =========
Loans to participants:
* N/A                    Participant Loans                  -     $  441,324  $  441,324
                                                      =======      =========   =========

 *  Denotes a party-in-interest

                                                   Schedule 2
                                                   ----------
                          DUKE REALTY 401(k) PLAN

               Item 27d- Schedule of Reportable Transactions

                       Year ended December 31, 1998

Identity        Description                             Purchase   Selling     Lease
 of Issue       of Asset                 Fund           Price      Price       Rental
-------------   --------------   ---------------------  --------   --------    ------

Series of Transactions
 of the Same Issue:
----------------------
Merrill Lynch   Common Stocks    Stock Fund             $2,411,143           -     -

Merrill Lynch   Common Stocks    Stock Fund                      -     800,182     -

GAM Family of   Stocks           GAM International
 Funds                            Fund Class A Shares    1,023,962           -     -

GAM Family of   Stocks           GAM International
 Funds                            Fund Class A Shares            -      62,958     -

Merrill Lynch   Common Stocks    ML Capital Fund, Inc.
                  and Bonds       Class D Shares           587,121           -     -

Merrill Lynch   Common Stocks    ML Capital Fund, Inc.
                 and Bonds        Class D Shares                 -     475,486     -

Merrill Lynch   Common Stocks    ML Growth Fund Class
                 and Bonds        D Shares                 392,521           -     -

Merrill Lynch   Common Stocks    ML Growth Fund Class
                 and Bonds        D Shares                       -   1,756,787     -

Pimco Family    Stocks           Pimco Mid-Cap Growth
 of Funds                         Fund Class A Shares    2,002,199           -     -

Pimco Family    Stocks           Pimco Mid-Cap Growth
 of Funds                         Fund Class A Shares            -     233,630     -

AIM Family      Common Stocks    AIM Constellation
 of Funds        and Bonds        Fund                     347,081           -     -

AIM Family      Common Stocks    AIM Constellation
 of Funds        and Bonds        Fund                           -   1,847,315     -

Templeton       Common Stocks    Templeton Foreign
 Family         and Bonds         Fund
 of Funds                                                  206,906           -     -

Templeton       Common Stocks    Templeton Foreign
 Family         and Bonds         Fund
 of Funds                                                        -     963,975     -

MFS Family      Stocks           Massachusetts
 of Funds                         Investors Trust        1,875,520           -     -

MFS Family      Stocks           Massachusetts
 of Funds                         Investors Trust                -      47,176     -


                                                                         Current
                                                                         Value on
Identity       Description                          Expense   Cost of    Transaction
 of Issue      of Asset              Fund           Incurred  Asset      Date         Gain/(Loss)
-----------    ------------   --------------------  --------  -------    -----------  -----------

Series of Transactions of the
 Same Issue:
-----------------------------
Merrill Lynch  Common Stocks  Stock Fund               -      $2,411,143          -         -

Merrill Lynch  Common Stocks  Stock Fund               -         652,084    800,182    148,098

GAM Family     Stocks         GAM International
 of Funds                      Fund Class A Shares     -       1,023,962          -          -

GAM Family     Stocks         GAM International
 of Funds                      Fund Class A Shares     -          65,580     62,958     (2,622)

Merrill Lynch  Common Stocks  ML Capital Fund, Inc.
                and Bonds      Class D Shares          -         587,121          -          -

Merrill Lynch  Common Stocks  ML Capital Fund, Inc.
                and Bonds      Class D Shares          -         430,274    475,486     45,212

Merrill Lynch  Common Stocks  ML Growth Fund Class
                and Bonds      D Shares                -         392,521          -          -

Merrill Lynch  Common Stocks  ML Growth Fund Class
                and Bonds      D Shares                -       2,191,716  1,756,787   (434,929)

Pimco Family   Stocks         Pimco Mid-Cap Growth
 of Funds                      Fund Class A Shares     -       2,002,199          -          -

Pimco Family   Stocks         Pimco Mid-Cap Growth
 of Funds                      Fund Class A Shares     -         208,349    233,630     25,281

AIM Family     Common Stocks  AIM Constellation
 of Funds       and Bonds      Fund                    -         347,081          -          -

AIM Family     Common Stocks  AIM Constellation
 of Funds        and Bonds     Fund                    -       1,933,254  1,847,315    (85,939)

Templeton       Common Stocks  Templeton Foreign
 Family          and Bonds      Fund
 of Funds                                              -         206,906          -          -

Templeton       Common Stocks  Templeton Foreign
 Family          and Bonds      Fund
 of Funds                                              -       1,150,943    963,975   (186,968)

MFS Family      Stocks         Massachusetts
 of Funds                       Investors Trust        -       1,875,520          -          -

MFS Family      Stocks         Massachusetts
 of Funds                       Investors Trust        -          43,073     47,176      4,103



                                SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          DUKE REALTY 401(k) PLAN


Date: June 25, 1999           /s/ Dennis D. Oklak
                              -----------------------------------
                              Dennis D. Oklak
                              Plan Administrator

The Board of Directors
DUKE REALTY INVESTMENTS, INC.:


We consent to incorporation by reference in the registration statement (No. 33-55727) on Form S-8 of Duke Realty Investments, Inc. of our report dated May 19, 1999, relating to the statements of net assets available for plan benefits of Duke Realty 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules of assets held for investment purposes and reportable transactions, which report appears in the December 31, 1998, annual report on Form 11-K of Duke Realty 401(k) Plan.



KPMG LLP
Indianapolis, Indiana
June 25, 1999